SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Crestwood Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

226372100

(CUSIP Number)

William G. Manias

700 Louisiana Street, Suite 2060

Houston, TX 77002

(832) 519-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ❑

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

TABLE OF CONTENTS

Item 1. Security and Issuer

Item 2. Identity and Background

Item 3. Sources and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

Item 5. Interest in Securities of the Issuer

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

CUSIP No. 226372100

(1)	Name of reporting person Crestwood Gas Services Holdings LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 17,292,085 common units*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 17,292,085 common units*
(11)	Aggregate amount beneficially owned by each reporting person 17,292,085 common units*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 39.92%^
(14)	Type of reporting person OO

*	Includes 81,708 Class C units, which represent limited partner interests in the Issuer, owned directly by Crestwood Gas Services GP LLC, the sole general partner of the Issuer. Crestwood Gas Services Holdings LLC owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 41,148,228 of the Issuer’s common units outstanding as of August 29, 2012 and a total of 6,991,589 common units issuable upon conversion of outstanding Class C units (including Class C units received as payment-in-kind dividends). The Class C units will automatically convert into common units on a one-for-one basis on April 1, 2013.

CUSIP No. 226372100

(1)	Name of reporting person Crestwood Holdings LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 19,625,797 common units*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 19,625,797 common units*
(11)	Aggregate amount beneficially owned by each reporting person 19,625,797 common units*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 40.77%^
(14)	Type of reporting person OO

*	Includes 81,708 Class C units, which represent limited partner interests in the Issuer, owned directly by Crestwood Gas Services GP LLC, the sole general partner of the Issuer. Crestwood Holdings LLC is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 41,148,228 of the Issuer’s common units outstanding as of August 29, 2012 and a total of 6,991,589 common units issuable upon conversion of outstanding Class C units (including Class C units received as payment-in-kind dividends). The Class C units, which represent limited partner interests in the Issuer, will automatically convert into common units on a one-for-one basis on April 1, 2013.

CUSIP No. 226372100

(1)	Name of reporting person Crestwood Holdings II LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 19,625,797 common units*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 19,625,797 common units*
(11)	Aggregate amount beneficially owned by each reporting person 19,625,797 common units*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 40.77%^
(14)	Type of reporting person OO

*	Includes 81,708 Class C units, which represent limited partner interests in the Issuer, owned directly by Crestwood Gas Services GP LLC, the sole general partner of the Issuer. Crestwood Holdings II LLC is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 41,148,228 of the Issuer’s common units outstanding as of August 29, 2012 and a total of 6,991,589 common units issuable upon conversion of outstanding Class C units (including Class C units received as payment-in-kind dividends). The Class C units, which represent limited partner interests in the Issuer, will automatically convert into common units on a one-for-one basis on April 1, 2013.

CUSIP No. 226372100

(1)	Name of reporting person Crestwood Holdings Partners, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 19,625,797 common units*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 19,625,797 common units*
(11)	Aggregate amount beneficially owned by each reporting person 19,625,797 common units*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 40.77%^
(14)	Type of reporting person OO

*	Includes 81,708 Class C units, which represent limited partner interests in the Issuer, owned directly by Crestwood Gas Services GP LLC, the sole general partner of the Issuer. Crestwood Holdings Partners, LLC is the sole member of Crestwood Holdings II LLC, which is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 41,148,228 of the Issuer’s common units outstanding as of August 29, 2012 and a total of 6,991,589 common units issuable upon conversion of outstanding Class C units (including Class C units received as payment-in-kind dividends). The Class C units, which represent limited partner interests in the Issuer, will automatically convert into common units on a one-for-one basis on April 1, 2013.

CUSIP No. 226372100

(1)	Name of reporting person FR XI CMP Holdings LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 19,625,797 common units*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 19,625,797 common units*
(11)	Aggregate amount beneficially owned by each reporting person 19,625,797 common units*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 40.77%^
(14)	Type of reporting person OO

*	Includes 81,708 Class C units, which represent limited partner interests in the Issuer, owned directly by Crestwood Gas Services GP LLC, the sole general partner of the Issuer. FR XI CMP Holdings LLC is the controlling member of Crestwood Holdings Partners, LLC, which is the sole member of Crestwood Holdings II LLC, which is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 41,148,228 of the Issuer’s common units outstanding as of August 29, 2012 and a total of 6,991,589 common units issuable upon conversion of outstanding Class C units (including Class C units received as payment-in-kind dividends). The Class C units, which represent limited partner interests in the Issuer, will automatically convert into common units on a one-for-one basis on April 1, 2013.

CUSIP No. 226372100

(1)	Name of reporting person FR Midstream Holdings LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 19,770,528 common units*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 19,770,528 common units*
(11)	Aggregate amount beneficially owned by each reporting person 19,770,528 common units*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 41.07%^
(14)	Type of reporting person OO

*	Includes 144,731 Class C units, which represent limited partner interests in the Issuer, owned directly by KA First Reserve, LLC. FR Midstream Holdings LLC owns a majority of the membership interests in KA First Reserve, LLC and controls the board of managers of KA First Reserve, LLC. Also includes an additional 81,708 Class C units owned directly by Crestwood Gas Services GP LLC, the sole general partner of the Issuer. FR Midstream Holdings LLC is the sole member of FR XI CMP Holdings LLC, which is the controlling member of Crestwood Holdings Partners, LLC, which is the sole member of Crestwood Holdings II LLC, which is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 41,148,228 of the Issuer’s common units outstanding as of August 29, 2012 and a total of 6,991,589 common units issuable upon conversion of outstanding Class C units (including Class C units received as payment-in-kind dividends). The Class C units will automatically convert into common units on a one-for-one basis on April 1, 2013.

CUSIP No. 226372100

(1)	Name of reporting person First Reserve GP XI, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 19,770,528 common units*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 19,770,528 common units*
(11)	Aggregate amount beneficially owned by each reporting person 19,770,528 common units*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 41.07%^
(14)	Type of reporting person PN

*	Includes 144,731 Class C units, which represent limited partner interests in the Issuer, owned directly by KA First Reserve, LLC. FR Midstream Holdings LLC owns a majority of the membership interests in KA First Reserve, LLC and controls the board of managers of KA First Reserve, LLC. Also includes an additional 81,708 Class C units owned directly by Crestwood Gas Services GP LLC, the sole general partner of the Issuer. First Reserve GP XI, L.P. is the managing member of FR Midstream Holdings LLC, which is the sole member of FR XI CMP Holdings LLC, which is the controlling member of Crestwood Holdings Partners, LLC, which is the sole member of Crestwood Holdings II LLC, which is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 41,148,228 of the Issuer’s common units outstanding as of August 29, 2012 and a total of 6,991,589 common units issuable upon conversion of outstanding Class C units (including Class C units received as payment-in-kind dividends). The Class C units will automatically convert into common units on a one-for-one basis

CUSIP No. 226372100

(1)	Name of reporting person First Reserve GP XI, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 19,770,528 common units*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 19,770,528 common units*
(11)	Aggregate amount beneficially owned by each reporting person 19,770,528 common units*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 41.07%^
(14)	Type of reporting person CO

*	Includes 144,731 Class C units, which represent limited partner interests in the Issuer, owned directly by KA First Reserve, LLC. FR Midstream Holdings LLC owns a majority of the membership interests in KA First Reserve, LLC and controls the board of managers of KA First Reserve, LLC. Also includes an additional 81,708 Class C units owned directly by Crestwood Gas Services GP LLC, the sole general partner of the Issuer. First Reserve GP XI, Inc. is the general partner of First Reserve GP XI, L.P., which is the managing member of FR Midstream Holdings LLC, which is the sole member of FR XI CMP Holdings LLC, which is the controlling member of Crestwood Holdings Partners, LLC, which is the sole member of Crestwood Holdings II LLC, which is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 41,148,228 of the Issuer’s common units outstanding as of August 29, 2012 and a total of 6,991,589 common units issuable upon conversion of outstanding Class C units (including Class C units received as payment-in-kind dividends). The Class C units will automatically convert into common units on a one-for-one basis on April 1, 2013.

CUSIP No. 226372100

(1)	Name of reporting person William E. Macaulay
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO, BK
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 19,770,528 common units*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 19,770,528 common units*
(11)	Aggregate amount beneficially owned by each reporting person 19,770,528 common units*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 41.07%^
(14)	Type of reporting person IN

*	Includes 144,731 Class C units, which represent limited partner interests in the Issuer, owned directly by KA First Reserve, LLC. FR Midstream Holdings LLC owns a majority of the membership interests in KA First Reserve, LLC and controls the board of managers of KA First Reserve, LLC. Also includes an additional 81,708 Class C units owned directly by Crestwood Gas Services GP LLC, the sole general partner of the Issuer. William E. Macaulay is a director and has the right to appoint a majority of the board of directors of First Reserve GP XI, Inc., which is the general partner of First Reserve GP XI, L.P., which is the managing member of FR Midstream Holdings LLC, which is the sole member of FR XI CMP Holdings LLC, which is the controlling member of Crestwood Holdings Partners, LLC, which is the sole member of Crestwood Holdings II LLC, which is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 41,148,228 of the Issuer’s common units outstanding as of August 29, 2012 and a total of 6,991,589 common units issuable upon conversion of outstanding Class C units (including Class C units received as payment-in-kind dividends). The Class C units, which represent limited partner interests in the Issuer, will automatically convert into common units on a one-for-one basis on April 1, 2013.

Item 1. Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment”) is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the SEC on October 12, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on November 2, 2010, (“Amendment No. 1”), Amendment No. 2 filed with the SEC on January 13, 2011 (“Amendment No. 2”) and Amendment No. 3 filed with the SEC on May 31, 2011 (“Amendment No. 3,” and together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”). This Amendment relates to common units representing limited partner interests of Crestwood Midstream Partners LP, a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 700 Louisiana Street, Suite 2060, Houston, Texas 77002.

Item 2. Identity and Background

This Amendment is filed by (i) Crestwood Gas Services Holdings LLC, a Delaware limited liability company (“Gas Services Holdings”), (ii) Crestwood Holdings LLC, a Delaware limited liability company (“Crestwood Holdings”), (iii) Crestwood Holdings II LLC, a Delaware limited liability company (“Crestwood Holdings II”), (iv) Crestwood Holdings Partners, LLC, a Delaware limited liability company (“Crestwood Holdings Partners”), (v) FR XI CMP Holdings LLC, a Delaware limited liability company (“FR XI CMP”), (vi) FR Midstream Holdings LLC, a Delaware limited liability company (“FR Midstream Holdings”), (vii) First Reserve GP XI, L.P., a Delaware limited partnership (“FR GP LP”), (viii) First Reserve GP XI, Inc., a Delaware corporation (“FR GP Inc.”) and (ix) William E. Macaulay, a United States citizen (collectively, with Gas Services Holdings, Crestwood Holdings, Crestwood Holdings II, Crestwood Holdings Partners, FR XI CMP, FR Midstream Holdings, FR GP LP and FR GP Inc., the “Reporting Persons”).

Crestwood Gas Services GP LLC, a Delaware limited liability company (the “General Partner”), is the sole general partner of the Issuer. The General Partner holds the general partner units and incentive distribution rights in the Issuer and manages the business and affairs of the Issuer. Gas Services Holdings directly owns 17,210,377 common units of the Issuer and all of the outstanding equity interests of the General Partner. Crestwood Holdings is the sole member of Gas Services Holdings. Crestwood Holdings II is the sole member of Crestwood Holdings. Crestwood Holdings Partners is the sole member of Crestwood Holdings II. FR XI CMP is the controlling member of Crestwood Holdings Partners. FR Midstream Holdings is the sole member of FR XI CMP. FR GP LP is the managing member of FR Midstream Holdings. FR GP Inc. is the general partner of FR GP LP. Mr. Macaulay is a director and has the right to appoint a majority of the board of directors of FR GP Inc.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the officers and, where applicable, members of the board of directors or management committee of the Reporting Persons (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

The principal business and office address of each of Gas Services Holdings, Crestwood Holdings, Crestwood Holdings II and Crestwood Holdings Partners is c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002. The principal business and office address of each of FR XI CMP, FR Midstream Holdings, FR GP LP, FR GP Inc. and Mr. Macaulay is One Lafayette Place, Greenwich, CT 06830.

FRC Founders Corporation, advisor of FR GP Inc., is an alternative asset manager making equity, equity-linked and debt investments in companies engaged in various energy and energy related activities. FR XI CMP, FR Midstream Holdings, FR GP LP and FR GP Inc. are each principally engaged in the business of managing investments in other companies engaged in various energy and energy related activities. Each of Crestwood Holdings Partners, Crestwood Holdings II and Crestwood Holdings was formed to make investments in energy-related midstream assets, including the Issuer, and to undertake activities related thereto.

During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Listed Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration

On July 22, 2010, Crestwood Holdings (f/k/a First Reserve Crestwood Holdings LLC) acquired by means of a Purchase Agreement (as amended, the “Purchase Agreement”) with Quicksilver Resources Inc. (“Quicksilver”), Cowtown Gas Processing LP (“Processing LP”) and Cowtown Pipeline LP (“Pipeline LP”) (i) from Processing LP and Pipeline LP, 100% of the outstanding membership interests of Gas Services Holdings, which owned 5,696,752 common units of the Issuer, 11,513,625 subordinated units representing limited partner interests in the Issuer and, through its ownership of 100% of the outstanding membership interests of the General Partner, 469,944 general partner units in the Issuer and 100% of the outstanding incentive distribution rights in the Issuer and (ii) from Quicksilver, that certain Subordinated Promissory Note issued by the Issuer to Quicksilver on August 10, 2007 (the “Promissory Note”).

On October 1, 2010, the acquisition by Crestwood Holdings of the Gas Services Holdings membership interests and the Promissory Note was completed. $530,855,723.73 of the cash consideration was funded though an equity investment in Crestwood Holdings made indirectly by the members of Crestwood Holdings Partners, including (i) FR Midstream Holdings and (ii) by certain members of management of Crestwood Holdings Partners that are members of Crestwood Holdings Partners. The remainder of the cash consideration payable at closing, $170,144,276.27, was funded with the net proceeds of $180 million of term loan borrowings by Crestwood Holdings pursuant to a new secured term loan (the “Crestwood Term Loan”). Crestwood Holdings intends to fund any earn-out payments payable pursuant to the Purchase Agreement with borrowings under the Crestwood Term Loan and/or the proceeds of future distributions received by Gas Services Holdings and the General Partner from the Issuer.

On October 18, 2010, Crestwood Holdings as the holder of the Promissory Note in the original principal amount of $50,000,000 gave notice to the Issuer to convert the Promissory Note into common units of the Issuer. The outstanding balance of principal and accrued interest on the Promissory Note immediately prior to conversion was $57,736,026. The Promissory Note was converted at a conversion price of $24.74 per common unit, which represented the weighted average closing price of the common units for the 20-trading day period prior to such conversion. The conflicts committee of the board of directors of the General Partner approved the conversion price and mechanics of conversion, and upon such approval by the conflicts committee, the board of directors of the General Partner approved the conversion of the Promissory Note and the issuance of an aggregate of 2,333,712 common units to Crestwood Holdings in connection therewith.

On November 15, 2010, 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP, were converted into common units representing limited partner interests on a one-to-one basis upon the termination of the subordination period as set forth in the Second Amended and Restated Agreement of Limited Partnership of Crestwood Midstream Partners LP, as amended (the “Partnership Agreement”).

On April 1, 2011, the Issuer entered into that certain Class C Unit Purchase Agreement, dated February 18, 2011, with the purchasers named therein, to sell 6,243,000 Class C units, representing limited partner interests of the Issuer, in a private placement. The Class C units automatically convert into common units of the Issuer on a one-for-one basis on April 1, 2013. 130,760 Class C units were purchased by KA First Reserve, LLC (“KA First Reserve”). FR Midstream Holdings owns a majority of the membership interests in KA First Reserve and controls the board of managers of KA First Reserve.

On May 13, 2011, the Issuer distributed 94,093 additional Class C Units to the holders of Class C Units as a payment-in-kind distribution as provided for in the Partnership Agreement. As part of this distribution, KA First Reserve was issued an additional 1,867 Class C units and the General Partner was issued 4,967 Class C units as a payment-in-kind distribution as provided for in the Partnership Agreement.

On August 12, 2011, the Issuer distributed 115,140 additional Class C Units to the holders of Class C Units as a payment-in-kind distribution as provided for in the Partnership Agreement. As part of this distribution, KA First Reserve was issued an additional 2,230 Class C units and the General Partner was issued an additional 8,685 Class C units as a payment-in-kind distribution as provided for in the Partnership Agreement.

On November 10, 2011, the Issuer distributed 144,402 additional Class C Units to the holders of Class C Units as a payment-in-kind distribution as provided for in the Partnership Agreement. As part of this distribution, KA First Reserve was issued an additional 2,702 Class C units and the General Partner was issued an additional 15,431 Class C units as a payment-in-kind distribution as provided for in the Partnership Agreement.

On January 18, 2012, the Issuer distributed 120,095 additional Class C Units to the holders of Class C Units as a payment-in-kind distribution as provided for in the Partnership Agreement. As part of this distribution, KA First Reserve was issued an additional 2,209 Class C Units and the General Partner was issued an additional 14,664 Class C Units.

On May 11, 2012, the Issuer distributed 136,128 additional Class C Units to the holders of Class C Units as a payment-in-kind distribution as provided for in the Partnership Agreement. As part of this distribution, KA First Reserve was issued an additional 2,461 Class C Units and the General Partner was issued an additional 18,646 Class C Units.

On August 10, 2012, the Issuer distributed 138,731 additional Class C Units to the holders of Class C Units as a payment-in-kind distribution as provided for in the Partnership Agreement. As part of this distribution, KA First Reserve was issued an additional 2,502 Class C Units and the General Partner was issued an additional 19,315 Class C Units.

Item 4. Purpose of Transaction

The Reporting Persons acquired the common units covered by this Schedule 13D for investment and intend to review their investment in the Issuer on a continuing basis.

The following describes plans or proposals that the Reporting Persons may have with respect to certain matters set forth in Item 4 of Schedule 13D.

(a) The Issuer may grant options to purchase common units, common unit appreciation rights, restricted common units and phantom common units to employees, consultants, officers and directors of the General Partner and its affiliates pursuant to the Issuer’s Fourth Amended and Restated 2007 Equity Plan (the “2007 Equity Plan”) adopted by the General Partner. The Issuer may acquire common units to issue pursuant to the 2007 Equity Plan on the open market, directly from the Issuer, from other Reporting Persons, or otherwise.

(d) The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by FR GP Inc. FR GP Inc. manages, participates in and influences the affairs of the Issuer through the exercise of its rights as beneficial owner of the General Partner and, to the extent applicable, through the exercise of its voting rights as a limited partner of the Issuer. Neither the General Partner nor its board of directors are elected by the Issuer’s unitholders. Through its indirect ownership in Gas Services Holdings, the General Partner’s sole member, FR GP Inc. has the right to elect the General Partner’s entire board of directors and, through the board of directors, the appointment of management of the Issuer. Certain of Crestwood Holdings Partners’ executive officers also serve as executive officers and/or directors of the General Partner. Effective August 1, 2012, Vanessa Gomez LaGatta replaced John E. Hinton on the board of directors of the General Partner. John E. Hinton, who resigned from the General Partner’s board of directors effective July 2, 2012, had replaced Philip W. Cook on the board of directors on April 18, 2012. Mr. Cook had replaced Thomas F. Darden on the board of directors of the General Partner on September 6, 2011. On September 29, 2011, Terry Morrison resigned as Senior Vice President – Operations and Commercial. On January 16, 2012 Robert T. Halpin was appointed Vice President – Business Development of the General Partner. On June 1, 2012, Steven M. Dougherty was appointed Vice President and Chief Accounting Officer of the General Partner, replacing Stephen Stophel who had been serving as the Interim Chief Accounting Officer since December 21, 2011. On August 8, 2012, J. Heath Deneke was appointed Senior Vice President and Chief Commercial Officer of the General Partner.

(e) The Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. Except as set forth in this Schedule 13D (including under (a) above), the Reporting Persons have no current intention of changing the present capitalization or dividend policy of the Issuer.

(j) Except as otherwise described in this Item 4, or as would occur upon completion of any of the matters discussed herein, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the Listed Persons, as of the date of this Amendment, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the common units, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional common units, dispose of some or all of their common units (or other equity interests in the Issuer) or continue to hold common units (and other equity interests) (or any combination or derivative thereof). In addition, without limitation, the Reporting Persons may engage in discussions with unitholders of the Issuer and other relevant parties or take other actions through their representatives on the board of directors of the General Partner or otherwise, concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer, in each case, subject to the terms and conditions of the Issuer Partnership Agreement and any other agreements entered into between such Reporting Person(s) and the Issuer.

Item 5. Interest in Securities of the Issuer

The information set forth in Item 2 is hereby incorporated herein by reference.

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

(a) and (b). The following disclosure is based on 48,139,817 common units (including 6,991,589 Class C units) outstanding as of August 29, 2012. See Schedule I for the information applicable to the Listed Persons.

Gas Services Holdings holds 17,210,377 common units and 81,708 Class C units, which represent limited partner interests in the Issuer, owned directly by the General Partner, the sole general partner of the Issuer. Gas Services Holdings owns all of the outstanding equity interests in the General Partner, representing approximately 35.92% of the outstanding common units with inclusion of the Class C Units or approximately 41.83% of the outstanding common units without inclusion of such Class C units. The General Partner holds 979,614 general partner units, 81,708 Class C units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer. Crestwood Holdings holds an additional 2,333,712 common units, which, when combined with the other indirect ownership interests, represents approximately 41.95% of the outstanding common units, including the general partner units and the Class C units convertible into common units on April 1, 2013, or approximately 47.50% of the outstanding common units without inclusion of such general partner units and Class C units. FR Midstream Holdings holds an additional

144,731 Class C units owned directly by KA First Reserve. FR Midstream Holdings owns a majority of the membership interests in KA First Reserve and controls the board of managers of KA First Reserve. FR GP Inc. is the managing member of FR Midstream Holdings, which is the sole member of FR XI CMP, which is the controlling member of Crestwood Holding Partners, which is the sole member of Crestwood Holdings II, which is the sole member of Crestwood Holdings, which is the sole member of Gas Services Holdings, which owns all the outstanding equity interest in the General Partner. When FR Midstream Holdings’ direct ownership interests are combined with other indirect ownership interests, such ownership interests represent approximately 42.247% of the outstanding common units, including the general partner units and Class C units convertible into common units on April 1, 2013, or approximately 47.50% without the inclusion of such general partner units and Class C units.

Each of the Reporting Persons may be deemed to beneficially own the common units reported herein. The filing of this Amendment shall not be construed as an admission that any person listed in Item 2 or this Item 5 is the beneficial owner of any securities covered by this statement. Each Reporting Person disclaims beneficial ownership of the securities reported herein.

(c) Except as set forth elsewhere in this Schedule 13D, including without limitation Item 3, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, has effected any transactions in the common units during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the partners, members, affiliates or shareholders of the Reporting Persons and any other persons named in Items 2 or 5(a) or the Listed Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common units.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Issuer Partnership Agreement

The General Partner, as the sole general partner of the Issuer, and Gas Services Holdings, as a limited partner of the Issuer, and all other limited partners of the Issuer are party to the Issuer Partnership Agreement.

Cash Distributions

The Issuer Partnership Agreement requires the Issuer to distribute, within 45 days after the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Issuer refers to this amount as “available cash.” The Issuer Partnership Agreement requires that the Issuer distribute all of its available cash each quarter in the following manner:

•

first, to the General Partner in accordance with its percentage interest in respect of all outstanding units and the remainder to the holders of common units, until each common unit has received a minimum quarterly distribution of $0.3000 plus any arrearages from prior quarters;

•

second, to the General Partner in accordance with its percentage interest in respect of all outstanding units and the remainder to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $0.3000; and

•

third, to the General Partner in accordance with its percentage interest in respect of all outstanding units and the remainder to all unitholders, pro rata, until each unit has received a distribution of $0.3450.

If cash distributions to the unitholders exceed $0.3450 per unit in any quarter, the General Partner will receive, in addition to distributions based upon the percentage of its general partner units in respect of all outstanding units, increasing percentages, up to 48%, of the cash the Issuer distributes in excess of that amount.

Issuance of Additional Units

The Issuer Partnership Agreement authorizes the Issuer to issue an unlimited number of units on terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner will control the Issuer and the unitholders will have only limited voting rights. Unitholders will have no right to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s units, including units owned by the General Partner and its affiliates. As of the date of this Amendment, the General Partner and its affiliates own an aggregate of approximately 42.24% of the outstanding common units, including the general partner units, and the Class C units convertible into common units on April 1, 2013.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding common units, the General Partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then current market price of the common units.

Registration Rights

Under the Issuer Partnership Agreement, the Issuer has have agreed to register for resale under the Securities Act and applicable state securities laws, at the Issuer’s expense, any common units, subordinated units or other partnership securities proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Crestwood Gas Services GP LLC as general partner.

The Class C units also carry registration rights. Upon request of a Class C unitholder, the Issuer will be required to file a resale registration statement to register (i) the Class C units, (ii) the common units issuable upon conversion of the Class C units, (iii) any Class C units issued in respect of the Class C units as a distribution in kind in lieu of cash distributions and (iv) any Class C units issued as liquidated damages under the registration rights agreement, as soon as practicable after such request. The Issuer will use commercially reasonable efforts to cause the resale registration statement to become effective within 90 days of the date the resale registration statement is initially filed. In addition, holders of common units issued upon conversion of the Class C units have piggyback registration rights under certain circumstances. These registration rights will be transferable to affiliates of the Class C Unit holders and, in certain circumstances, to third parties.

General Partner’s Limited Liability Company Agreement

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “General Partner LLC Agreement”), Gas Services Holdings has the right to elect the members of the board of directors of the General Partner.

Promissory Note

On October 18, 2010, Crestwood Holdings as the holder of the Promissory Note in the original principal amount of $50,000,000 gave notice to the Issuer to convert the Promissory Note into common units of the Issuer. The outstanding balance of principal and accrued interest on the Promissory Note immediately prior to conversion was $57,736,026. The Promissory Note was converted at a conversion price of $24.74 per common unit, which represented the weighted average closing price of the common units for the 20-trading day period prior to such conversion. The conflicts committee of the board of directors of the General Partner approved the conversion price and mechanics of conversion, and upon such approval by the conflicts committee, the board of directors of the General Partner approved the conversion of the Promissory Note and the issuance of an aggregate of 2,333,712 common units to Crestwood Holdings in connection therewith.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, each of the Purchase Agreement, Issuer Partnership Agreement, General Partner LLC Agreement and Promissory Note as set forth in or incorporated into this Item 6 are qualified in their entirety by reference to the copies of each such agreement filed as an exhibit to this Schedule 13D, each of which is incorporated in its entirety in this Item 6.

Conversion of Subordinated Units

On November 15, 2010, 11,513,625 subordinated units representing limited partner interests in Crestwood Midstream Partners LP, were converted into common units representing limited partner interests on a one-to-one basis upon the termination of the subordination period as set forth in the Partnership Agreement.

Issuance of Class C Units

On April 1, 2011, the Issuer entered into that certain Class C Unit Purchase Agreement, dated February 18, 2011, with the purchasers named therein, to sell 6,243,000 Class C units, representing limited partner interests of the Issuer, in a private placement, 130,760 Class C units were purchased by KA First Reserve.

On May 13, 2011, KA First Reserve was issued an additional 1,867 Class C units and the General Partner was issued 4,967 Class C units as a payment-in-kind distribution as provided for in the Partnership Agreement.

On August 12, 2011, the Issuer distributed 115,140 additional Class C Units to the holders of Class C Units as a payment-in-kind distribution as provided for in the Partnership Agreement. As part of this distribution, KA First Reserve was issued an additional 2,230 Class C units and the General Partner was issued an additional 8,685 Class C units as a payment-in-kind distribution as provided for in the Partnership Agreement.

On November 10, 2011, the Issuer distributed 144,402 additional Class C Units to the holders of Class C Units as a payment-in-kind distribution as provided for in the Partnership Agreement. As part of this distribution, KA First Reserve was issued an additional 2,702 Class C units and the General Partner was issued an additional 15,431 Class C units as a payment-in-kind distribution as provided for in the Partnership Agreement.

On January 18, 2012, the Issuer distributed 120,095 additional Class C Units to the holders of Class C Units as a payment-in-kind distribution as provided for in the Partnership Agreement. As part of this distribution, KA First Reserve was issued an additional 2,209 Class C Units and the General Partner was issued an additional 14,664 Class C Units.

On May 11, 2012, the Issuer distributed 136,128 additional Class C Units to the holders of Class C Units as a payment-in-kind distribution as provided for in the Partnership Agreement. As part of this distribution, KA First Reserve was issued an additional 2,461 Class C Units and the General Partner was issued an additional 18,646 Class C Units.

On August 10, 2012, the Issuer distributed 138,731 additional Class C Units to the holders of Class C Units as a payment-in-kind distribution as provided for in the Partnership Agreement. As part of this distribution, KA First Reserve was issued an additional 2,502 Class C Units and the General Partner was issued an additional 19,315 Class C Units.

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: August 29, 2012

Crestwood Gas Services Holdings LLC

By:	/s/ Kelly J. Jameson

Name: Kelly J. Jameson
Title: Senior Vice President

Crestwood Holdings LLC

By:	/s/ Kelly J. Jameson

Name: Kelly J. Jameson
Title: Senior Vice President

Crestwood Holdings II LLC

By:	/s/ Kelly J. Jameson

Name: Kelly J. Jameson
Title: Senior Vice President

Crestwood Holdings Partners, LLC

By:	/s/ Kelly J. Jameson

Name: Kelly J. Jameson
Title: Senior Vice President

FR XI CMP Holdings LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France

Name: Michael France
Title: Managing Director

FR Midstream Holdings LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France

Name: Michael France
Title: Managing Director

First Reserve GP XI, L.P.

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France

Name: Michael France
Title: Managing Director

First Reserve GP XI, Inc.

By:	/s/ Michael France

Name: Michael France
Title: Managing Director

/s/Anne E. Gold as attorney-in-fact for William E. Macaulay
William E. Macaulay

SCHEDULE I

Officers of Crestwood Gas Services GP LLC

Robert G. Phillips

Address: c/o Crestwood Holdings Partners LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: President, Chief Executive Officer and Chairman

Citizenship: USA

Amount Beneficially Owned: 0

Joel D. Moxley

Address: c/o Crestwood Holdings Partners LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Senior Vice President and Chief Operating Officer

Citizenship: USA

Amount Beneficially Owned: 0

William G. Manias

Address: c/o Crestwood Holdings Partners LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Senior Vice President and Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 0

J. Heath Deneke

Address: c/o Crestwood Holdings Partners LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Senior Vice President and Chief Commercial Officer

Citizenship: USA

Amount Beneficially Owned: 10,000 (less than 1%)

Kelly J. Jameson

Address: c/o Crestwood Holdings Partners LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Senior Vice President, General Counsel and Corporate Secretary

Citizenship: USA

Amount Beneficially Owned: 0

Mark. G. Stockard

Address: c/o Crestwood Holdings Partners LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Vice President-Treasurer and Investor Relations

Citizenship: USA

Amount Beneficially Owned: 11,564 (less than 1%)

Robert T. Halpin

Address: c/o Crestwood Holdings Partners LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Vice President – Business Development

Citizenship: USA

Amount Beneficially Owned: 10,000 (less than 1%)

Steven M. Dougherty

Address: c/o Crestwood Holdings Partners LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Vice President and Chief Accounting Officer

Citizenship: USA

Amount Beneficially Owned: 12,330 (less than 1%)

Board of Directors of Crestwood Gas Services GP LLC

Alvin Bledsoe

Address: c/o Crestwood Midstream Partners LP, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 59,670 (less than 1%)

Timothy H. Day

Address: c/o FRC Founders Corporation, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 3,642 (less than 1%)

Michael France

Address: c/o FRC Founders Corporation, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 3,642 (less than 1%)

Philip D. Gettig

Address: c/o Crestwood Midstream Partners LP, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 19,868 (less than 1%)

Vanessa Gomez LaGatta

Address: c/o Quicksilver Resources, Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102

Principal Occupation: Vice President, Treasurer of Quicksilver Resources, Inc., a publicly-held oil and natural gas company

Citizenship: USA

Amount Beneficially Owned: 3,395 (less than 1%)

Joel Lambert

Address: c/o FRC Founders Corporation, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Vice President, Legal of First Reserve

Citizenship: USA

Amount Beneficially Owned: 3,642 (less than 1%)

J. Hardy Murchison

Address: c/o Crestwood Midstream Partners LP, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: President Encino Energy

Citizenship: USA

Amount Beneficially Owned: 4,113 (less than 1%)

Robert G. Phillips

(see above)

John W. Somerhalder II

Address: c/o Crestwood Midstream Partners LP, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: President, Chief Executive Officer and a Director of AGL Resources Inc., a publicly-held energy services holding company whose principal business is the distribution of gas

Citizenship: USA

Amount Beneficially Owned: 34,920 (less than 1%)

Officers of Crestwood Holdings LLC

Robert G. Phillips

(see above)

William G. Manias

(see above)

Joel D. Moxley

(see above)

J. Heath Deneke

(see above)

Kelly J. Jameson

(see above)

Mark G. Stockard

(see above)

Robert T. Halpin

(see above)

Steven M. Dougherty

(see above)

Officers of Crestwood Holdings II LLC

Robert G. Phillips

(see above)

William G. Manias

(see above)

Joel D. Moxley

(see above)

J. Heath Deneke

(see above)

Kelly J. Jameson

(see above)

Mark G. Stockard

(see above)

Robert T. Halpin

(see above)

Steven M. Dougherty

(see above)

Officers of Crestwood Holdings Partners, LLC

Robert G. Phillips

(see above)

William G. Manias

(see above)

Joel D. Moxley

(see above)

J. Heath Deneke

(see above)

Kelly J. Jameson

(see above)

Mark G. Stockard

(see above)

Robert T. Halpin

(see above)

Steven M. Dougherty

(see above)

Members of the Management Committee of Crestwood Holdings Partners, LLC

Timothy H. Day

(see above)

Michael France

(see above)

Robert G. Phillips

(see above)

Board of Directors of First Reserve GP XI, Inc.

William E. Macaulay

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chairman and Chief Executive of First Reserve

Citizenship: USA

Amount Beneficially Owned: 19,770,528 common units (including 226,439 Class C units convertible into common units on April 1, 2013) (41.07%)

Anne E. Gold

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chief Compliance Officer and Secretary of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jennifer C. Zarrilli

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chief Financial Officer and Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Officers of First Reserve GP XI, Inc.

William E. Macaulay

(see above)

John A. Hill

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Vice Chairman of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Timothy H. Day

(see above)

Cathleen M. Ellsworth

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Michael G. Frances

(see above)

Anne E. Gold

(see above)

Francesco Giuliani

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: Italy

Amount Beneficially Owned: 0

Will Honeybourne

Address: c/o FRC Founders Corporation, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Alex T. Krueger

Address: c/o FRC Founders Corporation, 7th Floor, 25 Victoria St., London, SW1H OEX, United Kingdom

Principal Occupation: President and Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

John Mogford

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: British

Amount Beneficially Owned: 0

Kenneth W. Moore

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

David A. Posner

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jeffrey Quake

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Claudi Santiago

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chief Operating Officer and Managing Director of First Reserve

Citizenship: Spain

Amount Beneficially Owned: 0

Alan G. Schwartz

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Joshua R. Weiner

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jennifer C. Zarrilli

(see above)